EXHIBIT 99.1

PRESS RELEASE

Banro Provides Corporate Update and Outlook for 2013

●
Twangiza’s expansion is underway, targeting production in the order of 10,000 ounces per month by Q4 2013, with a steady increase in production since the mill disruptions in September, and production now approaching 8,000 ounces per month with lower unit costs

●	Namoya’s development is on track for commissioning in mid-2013 with the project at peak activity and capital expenditures
●
Key exploration objectives achieved for 2012, with a continued focus on adding oxide and free-milling mineral reserves and mineral resources at existing production and development sites, and extended drilling programs at the other sites to establish the project pipeline

●	Brownfields expansion strategy now in place for higher returns on capital and production growth
●	Hydro-electric power generation feasibility confirms potential for lower cost power source within two years, which will underpin the Company’s position as a low cost producer over the long term
●	The Company has secured non-dilutive balance sheet funding to address the intensity of its near term planned capital requirements

Toronto, Canada – November 21, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide a corporate update of its operations in the Democratic Republic of the Congo (the “DRC”) and an outlook for 2013.

While Banro continues to target oxide and free-milling resources across the Twangiza-Namoya gold belt, the focus is clearly now on a brownfields strategy, which will enhance the returns on capital and shorten the lead-time for growth compared to developing grass roots projects, which would require new infrastructure. This strategy has been introduced following the potential to significantly increase the mineral resources in the immediate areas of Twangiza and Namoya, and will take priority over the development of either the Kamituga or Lugushwa projects. This is despite the fact that these two projects have demonstrated the potential for significant resources following the recent drilling results. In view of this, further drilling will be undertaken on these projects during 2013 to define additional mineral resources before embarking upon the economic assessments.  Refer to the Company’s operations update press release, also issued today.

Capital expenditures at Twangiza for the remainder of 2012 and 2013 are estimated as follows:

●	US$9 million for one-off plant expansion to achieve 1.7Mtpa, and a further US$4 million to achieve 2.0Mtpa for outputs in the order of 10,000 and 12,000 ounces respectively per month
●	US$1 million per month for the tailings management facility, with potential to reduce this expenditure
●	US$1 million per month for 2013 capital equipment maintenance and fleet rebuild, reducing to ongoing capital expenditures of US$500,000 per month in 2014

At Namoya, approximately 48% of the estimated US$178 million capital has been spent with the remaining capital expenditures peaking in early Q1 2013. Increases from the initial capital estimate of $150 million, which has been previously reported, included:

●	Mobile crushing plant for US$1.5 million in order to produce aggregates required for the civil works instead of relying on external suppliers leading to direct cost savings
●	Mining fleet for US$15.7 million in moving to owner operator leading to reduced bulk earthworks and mining costs
●	Heap leach stacker for US$5.3 million given the longer term move to electric “hydro” power generating further cost savings over diesel power and more efficient stacking

Exploration objectives for the remainder of 2012 and 2013 (see the Company’s operations update press release issued today for details) in project priority order are as follows:

●
Delineation of additional mineral reserves and mineral resources at Twangiza, with specific focus on the inclusion of the north pit porphyry feldspar resources which would be processed through the existing CIL plant, thus extending the mine life;

●	Growing the mineral resource base as well as increasing the confidence of mineral resources at Namoya with the objective of completing the feasibility on the CIL expansion at that site;
●	Definition drilling at Lugushwa to upgrade the mineral resources and maximize the economics for the planned preliminary economic assessment during 2013;
●	Continued drilling program at Kamituga to delineate and define the extent of oxide and free-milling material at this project.

The combination of lower than anticipated early production at Twangiza owing to a number of mechanical factors, which have now been identified and are in the process of being rectified, and the near term capital intensity for Namoya’s development, have necessitated the need to boost the Company’s short term funding requirements.

Banro has arranged non-dilutive balance sheet funding for up to US$43 million, which can be drawn over the next 6 months, and is expected to be settled in 2014 as the Company moves into a stronger cash-flow position following the completion of the Namoya capital program and forecasted higher revenues being generated from that project and the expanded Twangiza production.

“In light of the significant potential for increasing mineral resources and reserves in areas where Banro has or will have infrastructure, we believe the focus on brownfields expansion at Twangiza and Namoya will significantly increase shareholder value and meet our targeted production profile in a shorter time frame, at lower levels of capital expenditure. This will also allow us more time to fully assess the exploration projects which have yielded excellent results to date,” commented President and CEO, Simon Village. “We have now resolved the mechanical issues with the ball mill at Twangiza and, for the remainder of 2012 and throughout 2013, we will concentrate on optimizing Twangiza to meet our production target of 10,000 ounces of gold per month by Q4, 2013, and maintain the development schedule at Namoya to achieve commissioning by mid-2013. I am encouraged by the production increases being achieved over the current quarter to date, and hope to report positively on this trend into the new-year.”

Concurrently with this press release, Banro has issued a complete operations update press release. As well, the Company will host an earnings conference call and operations update following year-end 2012 release of financials, in February 2013.

Qualified Persons
Colin J.S. Belshaw, FIMMM, I.Eng., Banro Vice President, Operations and Daniel K. Bansah, Banro Vice President, Exploration and a Chartered Professional Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), each of whom is a "qualified person" (as such term is defined in National Instrument 43-101), have reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Simon Village, President & CEO, United Kingdom, Tel: +44 (0) 788 405 4012,
or
Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,
or
Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-9189 , +1-800-714-7938, Ext. 2802 or info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource and Reserve Estimates

The Company’s mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that its mineral resource and mineral reserve estimates are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.